UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of October, 2008

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100032

People’s Republic of China

(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes |_| No |X|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China  Mass Media International Advertising  Corp. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.,  press release dated October 1, 2008, China Mass Media Announces Second Quarter 2008 Unaudited Financial Results

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date:	October 1, 2008	By:	/s/ Shengcheng Wang
			Name:	Shengcheng Wang
			Title:	Chairman and Chief Executive Officer